ICAHN CAPITAL L.P.
                          767 FIFTH AVENUE, 47TH FLOOR
                            NEW YORK, NEW YORK 10153


ANDREW LANGHAM, ASSISTANT GENERAL COUNSEL             DIRECT DIAL: (212)702-4382
                                                      EMAIL:  ALANGHAM@SFIRE.COM

January 4, 2012

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission
Division of Corporation Finance -- Office of Mergers & Acquisitions One Station Place - 100 F Street, N.E.
Washington D.C. 20549-3628
Attention: Mr. David L. Orlic, Special Counsel

RE:  COMMERCIAL  METALS  COMPANY
     AMENDMENT  NO.  3  TO  SCHEDULE  TO-T
     FILED  BY  ICAHN
     CAPITAL LP ET AL. ON DECEMBER 27, 2011
     FILE NO. 005-34607

     DEFINITIVE  ADDITIONAL  PROXY  SOLICITING  MATERIALS
     FILED BY ICAHN CAPITAL LP ET AL. ON DECEMBER 27, 2011
     FILE NO. 001-04304

Dear  Mr.  Orlic:

     Set forth below, on behalf of IEP Metals Sub LLC, a limited liability company governed by the laws of Delaware and Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware (collectively, the "Icahn Entities"), are responses to the comments contained in the letter (the "Comment Letter") from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") received by Andrew Langham, Assistant General Counsel to Icahn Enterprises L.P. and certain affiliates, via email on January 4, 2012, relating to the Schedule TO-T and
Schedule 14A, filed by the Icahn Entities et al. (the "Filing Persons") with the Commission on December 27, 2011.

     This letter is being filed with the Commission electronically today. In addition to the electronic filing, we are delivering a copy of this letter via email to Mr. Orlic. The paragraph numbers set forth below correspond to the numbers contained in the Comment Letter.

     1. In response to the Staff's comment the Icahn Entities have revised the disclosure in the Schedule TO Amendment No. 4, filed on January 4, 2012 to disclose or incorporate the information requested by the Staff.

     2. In response to the Staff's comment the Icahn Entities have revised the disclosure in the Schedule TO Amendment No. 4, filed on January 4, 2012 to disclose or incorporate the information requested by the Staff.

     If  you  have  any  questions  regarding, please contact the undersigned at
(212)  702-4382.


                                        Very truly yours,




                                        Andrew N. Langham